UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 000-56295

PREDICTMEDIX INC.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

77 King Street W.

Suite 3000

Toronto, ON M5K 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F      [__] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated November 1, 2022
99.2	News Release dated November 17, 2022
99.3	Unaudited Condensed Interim Consolidated financial statements for the Three Months and Nine Months ended October 31, 2022 and 2021
99.4	Management Discussion and Analysis for the Three Month and Nine Months ended October 31, 2022 and 2021
99.5	Form 52-109FV2 Certification of Chief Executive Officer
99.6	Form 52-109FV2 Certification of Chief Financial Officer
99.7	News Release dated January 16, 2023
99.8	News Release dated February 13, 2023
99.9	News Release dated February 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREDICTMEDIX INC.
/s/ Rakesh Malhotra
Name:	Rakesh Malhotra
Title:	Chief Financial Officer

Date: February 15, 2023